UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number: 0-29638

SPUR VENTURES INC.
(Translation of registrant's name into English)

Suite 3083, Three Bentall Centre
595 Burrard Street, P.O. Box 49298
Vancouver, BC V7X 1L3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F   [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Financial Statements for the Period Ended March 31, 2007

99.2	Management's Discussion and Analysis Dated May 11, 2007

99.3	Form 52-109F1 Certification of Interim Filings

99.4	News Release dated May 15, 2007

99.5	Annual Report for the Year Ended December 31, 2006

99.5	Annual Report for the Year Ended December 31, 2006 (PDF)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPUR VENTURES INC.
(Registrant)

Date: May 15, 2007	By:	/s/ Robert G. Atkinson

Robert G. Atkinson
	Title:	Director